Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario

June 8, 2022

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the virtual annual meeting of shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held on June 8, 2022. Each of the matters set out below is described in greater detail in the Management Information Circular of the Company prepared in connection with the Meeting which can be found at: www.hydroone.com/investor-relations/agm

1. Election of Directors

Each of the 11 nominees proposed for election as directors were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

NOMINEES	VOTES FOR		VOTES WITHHELD
	#	%	#	%
Cherie Brant	506,811,289	99.53%	2,390,372	0.47%
Blair Cowper Smith	508,533,328	99.87%	668,333	0.13%
David Hay	506,622,226	99.49%	2,579,435	0.51%
Timothy Hodgson	504,137,825	99.01%	5,063,836	0.99%
Mark Podlasly	508,974,481	99.96%	227,180	0.04%
Stacey Mowbray	508,129,594	99.79%	1,072,067	0.21%
Mark Poweska	508,955,068	99.95%	246,593	0.05%
Russel Robertson	504,843,703	99.14%	4,357,958	0.86%
William Sheffield	506,351,566	99.44%	2,850,095	0.56%
Melissa Sonberg	503,238,606	98.83%	5,963,055	1.17%
Susan Wolburgh Jenah	506,749,625	99.52%	2,452,036	0.48%

2. Appointment of External Auditors

	VOTES FOR		VOTES AGAINST
KPMG LLP was appointed as the external auditors of the Company for the ensuing year and the directors were authorized to fix their remuneration.	#	%	#	%
	509,250,377	99.89%	549,790	0.11%

3. Advisory Resolution on Approach to Executive Compensation

	VOTES FOR		VOTES AGAINST
The advisory vote on the Company’s approach to executive compensation was approved.	#	%	#	%
	498,182,744	97.84%	11,018,917	2.16%

Dated this 8th day of June, 2022.

HYDRO ONE LIMITED

By:	/s/ Paul Harricks
Name: Paul Harricks
Title: Executive Vice-President and Chief Legal Officer

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